JULIE M. KAUFER
                                                  310.728.3313/fax: 310.728.2313
                                                  jkaufer@akingump.com


                                January 25, 2005


VIA EDGAR AND OVERNIGHT DELIVERY


Jay S. Mumford, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

       Re:  Universal Detection Technology
            Amendment No.3 to Registration Statement on Form SB-2 filed on December 23, 2004 File No. 333-117859

Dear Mr. Mumford:

     On behalf of Universal Detection Technology, a California corporation, we hereby respond to the comment letter of the Securities and Exchange Commission dated January 4, 2005. In our letter, we refer to Universal Detection Technology as the "COMPANY," to Amendment No. 4 to the Registration Statement as the "REGISTRATION STATEMENT," to the Securities and Exchange Commission as the "COMMISSION," to the Staff of the Commission as the "STAFF," and to the Securities Act of 1933, as amended, as the "ACT." Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter. The references to page numbers of the Registration Statement are references to the pages of the marked version of the Registration Statement, a copy of which we have enclosed.

1. GIVEN THAT YOU HAVE COMPLETED YOUR FOURTH FISCAL QUARTER, INCLUDE A "RECENT DEVELOPMENTS" SECTION SUMMARIZING ANY MATERIAL CHANGES IN YOUR OPERATING RESULTS AND/OR FINANCIAL CONDITION DURING THE QUARTER. ALSO, UPDATE TO REFLECT ANY OTHER MATERIAL CHANGES THAT TOOK PLACE DURING THE LATEST QUARTER. FOR EXAMPLE, UPDATE ITEM 26 ON PAGE II-1 IF NECESSARY.

     We have complied with the Staff's comment. Please refer to pages 2 of the Registration Statement.

2. WE NOTE YOUR RESPONSE TO COMMENT 8 REGARDING REQUIRING AN ADDITIONAL TEST TO DETECT ANTHRAX AFTER YOUR DEVICE DETECTS AN INCREASE IN SPORES. PLEASE REVISE THE PROSPECTUS SUMMARY DISCLOSURE TO CLARIFY THAT YOUR DEVICE ONLY DETECTS AN INCREASE IN SPORE COUNT, WHICH MAY OR MAY NOT BE ANTHRAX, AND THAT AN ADDITIONAL TEST IS

Jay S. Mumford, Esq.
January 25, 2005
Page 2




     REQUIRED TO DETECT THE PRESENCE OF ANTHRAX. THIS IS PARTICULARLY IMPORTANT SINCE YOU REFER TO YOUR PRODUCT AS AN "ANTHRAX SMOKE DETECTOR," WHEN IN FACT IT DOES NOT SPECIFICALLY DETECT ANTHRAX.

     We have complied with the Staff's comment. Please refer to page 1 of the Registration Statement.

AUDIT COMMITTEE INQUIRY - PAGE 15

3.   DISCLOSE THE AMOUNT OF COMPANY FUNDS INVOLVED.

     We have complied with the Staff's comment. Please refer to page 14 of the Registration Statement.

4. PLEASE UPDATE YOUR EXECUTIVE OFFICER COMPENSATION FOR 2004 IN YOUR NEXT AMENDMENT.

     We have complied with the Staff's comment. Please refer to page 28 of the Registration Statement.

BUSINESS

5. IN AN APPROPRIATE LOCATION, DISCUSS THE SECURE WRAP PURCHASE ORDER, AND DISCLOSE THE PURCHASE PRICE PER UNIT.

     We have complied with the Staff's comment. Please refer to pages 13 and 24 of the Registration Statement.

MANAGEMENT

6. EXPAND TO IDENTIFY THE "VICE PRESIDENT OF GLOBAL STRATEGY," PROVIDE RELEVANT BIOGRAPHICAL INFORMATION, AND DISCLOSE THE MATERIAL TERMS OF THE EMPLOYMENT AGREEMENT. FILE THE AGREEMENT AS AN EXHIBIT.

     We have complied with the Staff's comment. Please refer to pages 27, 28, 31 and Exhibit 10.22 to the Registration Statement.

Jay S. Mumford, Esq.
January 25, 2005
Page 3


7. UPDATE THE DIRECTOR COMPENSATION INFORMATION. WE NOTE THE DISCLOSURE ON PAGE F-43.

     We have complied with the Staff's comment. Please refer to page 28 of the Registration Statemen.

     If you have questions or require any additional information or documents, please do not hesitate to contact me at (310) 728-3313.

                                                   Very truly yours,



                                                   /s/ Julie M. Kaufer
                                                   ----------------------------
                                                   Julie M. Kaufer



Enclosure